Exhibit 99.1

Largo Resources Announces First Quarter 2021 Production and Sales Results; Strong Vanadium Market Fundamentals Continue

  V2O5 production of 1,986 tonnes (4.4 million lbs1) in Q1 2021 vs. 2,831 tonnes in Q1 2020; Lower production in Q1 2021 was largely a result of the planned shutdown associated with the Company’s cost-efficient nameplate capacity increase
  Commissioning and ramp up of cost-efficient nameplate capacity increase to 1,100 tonnes of V2O5 per month to be completed by the end of Q2 2021
  Global V2O5 recovery rate2 of 77.4% in Q1 2021, a 3% decrease over Q1 2020
  Total V2O5 equivalent sales of 2,783 tonnes in Q1 2021, a 12% decrease over Q1 2020 mainly due to lower production during Q1 2021
  Strong vanadium price increases with main indexes in Europe and U.S. up approximately 30% to 50% in Q1 2021 on the back of solid demand in all key regions
  2021 production, sales and cost guidance maintained

TORONTO--(BUSINESS WIRE)--April 19, 2021--Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces first quarter 2021 production and sales results from its Maracás Menchen Mine featuring quarterly production of 1,986 tonnes (4.4 million lbs1) of vanadium pentoxide (“V2O5”) and sales of 2,783 tonnes of V2O5 equivalent.

Paulo Misk, President and Chief Executive Officer for Largo, stated: "Production was largely impacted during the quarter as a result of the planned shutdown to complete the upgrades and improvements associated with the Company’s cost-efficient nameplate increase to 1,100 tonnes of V2O5 per month. The related work for this project concluded in January 2021 and we expect to reach the new nameplate capacity by the end of Q2 2021, following the required commissioning and ramp up phases." He continued: “Strong vanadium demand in the Company’s key regions has continued in Q1 2021 with solid volume increases in the steel and chemical sectors. This was highlighted by a more than 50% increase in Europe’s average V2O5 price per lb during Q1 2021 as quoted by Fastmarkets Metal Bulletin. As a result of the severe impacts of COVID-19 pandemic, vanadium demand from the aerospace sector continues to lag, but we expect a gradual recovery from Q3 2021 onwards. Overall vanadium demand is expected to remain solid throughout 2021 as stimulus packages linked to the COVID-19 economic recovery are implemented. A continuous focus on global carbon emission reduction will also support the increased use of vanadium in the traditional steel market as well as in the fast-growing long duration energy storage sector. Recent sales of large scale VRFB systems around the world is further confirming the adaptation of this technology and we remain extremely focused on developing our clean energy division to service to this market with our VCHARGE± battery.”

A summary of the Company’s Q1 2021 production and sales results is presented below:

Maracás Menchen Mine Production and Sales	Q1 2021	Q1 2020

Total Ore Mined (tonnes)	263,966	203,966
Ore Grade Mined - Effective Grade (%)[3]	1.22	1.61

Effective Grade of Ore Milled (%)[3]	1.26	1.59
Concentrate Produced (tonnes)	100,467	100,072
Grade of Concentrate (%)	3.21	3.36
Contained V2O5 (tonnes)	3,223	3,365

Crushing Recovery (%)	96.8	98.3
Milling Recovery (%)	97.1	98.4
Kiln Recovery (%)	88.9	88.3
Leaching Recovery (%)	97.1	96.6
Chemical Plant Recovery (%)	95.3	96.8
Global Recovery (%)[2]	77.4	79.9

V2O5 produced (Flake + Powder) (tonnes)	1,986	2,831
V2O5 produced (equivalent pounds)[1]	4,378,375	6,241,279
V2O5 equivalent sold (tonnes)	2,783	3,170

Q1 2021 Production Results

Total production from the Maracás Menchen Mine was 1,986 tonnes of V2O5, representing a decrease of 30% over Q1 2020. This reduction is largely a result of the planned shutdown to implement upgrades to the kiln and improvements in the cooler. During this shutdown, the Company increased its intermediate stockpiles which is expected to benefit production in the next quarter. Following the commissioning and ramp up phase, these upgrades are expected to increase the Company’s nameplate capacity to 1,100 tonnes of V2O5 per month by the end of Q2 2021. The Company also conducted a preventative maintenance program downstream of the kiln and cooler during this downtime.

In Q1 2021, 263,966 tonnes of ore with an effective V2O5 grade3 of 1.22% were mined compared to 203,966 tonnes in Q1 2020 with an effective V2O5 grade3 of 1.61%. The Company also produced 100,467 tonnes of concentrate ore with an average V2O5 grade of 3.21% in Q1 2021 compared to 100,072 tonnes in Q1 2020 with an average V2O5 grade of 3.36%.

The Company achieved a global V2O5 recovery rate2 of 77.4% in Q1 2021 representing a decrease of 3.0% over Q1 2020 (79.9%). This is primarily due to the planned shutdown in January 2021 and the subsequent commissioning and ramp up activities in February and March 2021. These activities are expected to conclude by the end of Q2 2021 at which point the Company expects the global recoveries2 will return to levels achieved in 2020.

COVID-19 Preventative Measures

The Company continues to monitor the evolving COVID-19 pandemic and has taken preventative measures at its mine site and corporate offices to mitigate potential risks. Although there have been some challenges with logistics, there continues to be no significant impact on the Company’s production or on the shipment of products out of Maracás. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels. In addition, the restrictions imposed by the government in Brazil have not significantly impacted operations. The Company continues to follow the recommendations provided by health authorities and all corporate office personnel have been instructed to work from home where possible. The Company continues to staff critical functions at the Maracás Menchen Mine and has encouraged those in non-essential roles to work from home.

The Company's 2021 guidance is presented on a "business as usual" basis. The Company continues to monitor measures being imposed by governments globally to reduce the spread of COVID-19 and the impact that this may have on the Company’s operations, sales and guidance for 2021. Although these restrictions have not, to date, had a material impact on the Company’s operations and sales, the potential future impact of COVID-19 both in Brazil and globally could have a significant impact on the Company’s operations, sales efforts and logistics. The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people. However, these actions may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly.

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world’s highest-grade vanadium deposits at the Company’s Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of application Canadian securities legislation ("forward-looking statements"). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment, the timing and cost related to the build out of the ilmenite plan, eventual production from the ilmenite plant, the ability to sell ilmenite on a profitable basis and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to complete a listing on the Nasdaq, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, our ability to produce iron ore and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.
2 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.
3 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

Contacts

Investor Relations:
Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416-861-9797

Media Enquiries:
Crystal Quast
Bullseye Corporate
Quast@bullseyecorporate.com
Tel: +1 647-529-6364